UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B1081

(CUSIP Number)

Mr. Tianwen Liu

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193

Telephone: +86 10 5874 9000

With a copy to:

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares, par value $0.0001 per share.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	Page 2 of 32 Pages

1.	Names of reporting persons Tianwen Liu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 61,908,034 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 61,908,034 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 61,908,034 (See Items 2, 4 and 5) (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 10.35%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Tianwen Liu, including Ordinary Shares Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Tianwen Liu may also be deemed to beneficially own (i) 45,016,507 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 3 of 32 Pages

1.	Names of reporting persons Yong Feng
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 18,209,252 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 18,209,252 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 18,209,252 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 3.04%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Yong Feng, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Yong Feng may also be deemed to beneficially own (i) 88,715,289 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 4 of 32 Pages

1.	Names of reporting persons Xiaosong Zhang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 910,079 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 910,079 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 910,079 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.15%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Xiaosong Zhang, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and restricted share units (“RSUs”) of the Issuer. See Item 5.
(2)	Mr. Xiaosong Zhang may also be deemed to beneficially own (i) 106,014,462 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 5 of 32 Pages

1.	Names of reporting persons Junhe Che
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,365,882 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,365,882 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,365,882 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.23%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Junhe Che, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Junhe Che may also be deemed to beneficially own (i) 105,558,659 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 6 of 32 Pages

1.	Names of reporting persons Ying Huang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,461,763 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,461,763 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,461,763 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.41%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Ying Huang, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Ying Huang may also be deemed to beneficially own (i) 104,462,778 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 7 of 32 Pages

1.	Names of reporting persons Qiang Peng
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,156,405 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,156,405 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,156,405 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.19%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Qiang Peng, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Qiang Peng may also be deemed to beneficially own (i) 105,768,136 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 8 of 32 Pages

1.	Names of reporting persons Li Wang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 299,502 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 299,502 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 299,502 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.05%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Ms. Li Wang, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Ms. Li Wang may also be deemed to beneficially own (i) 106,625,039 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 9 of 32 Pages

1.	Names of reporting persons Xiaohui Zhu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 318,879 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 318,879 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 318,879 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.05%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Xiaohui Zhu, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Xiaohui Zhu may also be deemed to beneficially own (i) 106,605,662 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 10 of 32 Pages

1.	Names of reporting persons Yen-wen Kang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Taiwan, Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 698,675 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 698,675 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 698,675 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.12%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Yen-wen Kang, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Yen-wen Kang may also be deemed to beneficially own (i) 106,225,866 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 11 of 32 Pages

1.	Names of reporting persons Li Huang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,017,492 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,017,492 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,017,492 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.17%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Li Huang, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Li Huang may also be deemed to beneficially own (i) 105,907,049 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 12 of 32 Pages

1.	Names of reporting persons Miao Du
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,818,981 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,818,981 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,818,981 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.81%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Miao Du, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Mr. Miao Du may also be deemed to beneficially own (i) 102,105,560 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 13 of 32 Pages

1.	Names of reporting persons Yan Zhou
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 323,444 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 323,444 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 323,444 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.05%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Ms. Yan Zhou, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.
(2)	Ms. Yan Zhou may also be deemed to beneficially own (i) 106,601,097 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 14 of 32 Pages

1.	Names of reporting persons Benson Tam
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,235,670 (See Items 2, 4 and 5)(1)(2)
	8.	Shared voting power 0
	9.	Sole dispositive power 5,235,670 (See Items 2, 4 and 5)(1)(2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,235,670 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.88%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Benson Tam, including Ordinary Shares represented by the ADS (as defined below) and Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer. See Item 5.
(2)	Mr. Benson Tam may also be deemed to beneficially own (i) 101,688,871 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 15 of 32 Pages

1.	Names of reporting persons Jiadong Qu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,427,700 (See Items 2, 4 and 5)(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,427,700 (See Items 2, 4 and 5)(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 4,427,700 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.74%(3)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below), including Ordinary Shares represented by the ADS (as defined below), held by Mr. Jiadong Qu through BENO Group Limited. See Item 5.
(2)	Mr. Jiadong Qu and BENO Group Limited may also be deemed to beneficially own (i) 102,496,841 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 16 of 32 Pages

1.	Names of reporting persons BENO Group Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,427,700 (See Items 2, 4 and 5)(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,427,700 (See Items 2, 4 and 5)(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 4,427,700 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.74%(3)
14.	Type of reporting person OO

(1)	The Ordinary Shares (as defined below), including Ordinary Shares represented by the ADS (as defined below), directly held by BENO Group Limited. See Item 5.
(2)	BENO Group Limited and Mr. Jiadong Qu may also be deemed to beneficially own (i) 102,496,841 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 17 of 32 Pages

1.	Names of reporting persons Jinyuan Development (Hong Kong) Company Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,772,783 (See Items 2, 4 and 5)(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,772,783 (See Items 2, 4 and 5)(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 3,772,783 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.63%(3)
14.	Type of reporting person OO

(1)	The Ordinary Shares (as defined below), including Ordinary Shares represented by the ADS (as defined below), directly held by Jinyuan Development (Hong Kong) Company Limited. See Item 5.
(2)	Jinyuan Development (Hong Kong) Company Limited and Wuxi Jinyuan Industry Investment & Development Co. Ltd. may also be deemed to beneficially own (i) 103,151,758 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

CUSIP No. 46489B108	Page 18 of 32 Pages

1.	Names of reporting persons Wuxi Jinyuan Industry Investment & Development Co. Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,772,783 (See Items 2, 4 and 5)(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,772,783 (See Items 2, 4 and 5)(1)(2)
11.	Aggregate amount beneficially owned by each reporting person 3,772,783 (1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.63%(3)
14.	Type of reporting person OO

(1)	Includes Ordinary Shares (as defined below), including Ordinary Shares represented by the ADS (as defined below), indirectly held by Wuxi Jinyuan Industry Investment & Development Co. Ltd. through Jinyuan Development (Hong Kong) Company Limited. See Item 5.
(2)	Wuxi Jinyuan Industry Investment & Development Co. Ltd. and Jinyuan Development (Hong Kong) Company Limited may also be deemed to beneficially own (i) 103,151,758 Ordinary Shares held by the other Reporting Persons and (ii) 36,731,389 Ordinary Shares of the Issuer beneficially owned by the Everbright 13D Reporting Persons (as defined below) by reason of the agreements described in Item 4, which are excluded from the above share amounts and percentages. See Items 2, 4 and 6.
(3)	Based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013, and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options and RSUs of the Issuer held by all the Reporting Persons (as defined below).

This Schedule 13D (i) represents the initial statement on Schedule 13D jointly filed by Tianwen Liu, Yong Feng, Xiaosong Zhang, Junhe Che, Ying Huang, Qiang Peng, Li Wang, Xiaohui Zhu, Yen-wen Kang, Li Huang, Miao Du, Yan Zhou, Benson Tam, Jiadong Qu, BENO Group Limited, Jinyuan Development (Hong Kong) Company Limited and Wuxi Jinyuan Industry Investment & Development Co. Ltd. (collectively, the “Reporting Persons”) with respect to iSoftStone Holdings Limited (the “Company” or the “Issuer”), and (ii) amends and supplements the statement on Schedule 13D filed on July 26, 2013, by Mr. Tianwen Liu with respect to the Issuer with the United States Securities and Exchange Commission (the “SEC”), as amended and/or supplemented by Amendment No.1 to the Schedule 13D filed on November 4, 2013 and Amendment No.2 to the Schedule 13D filed on March 3, 2014.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of the Issuer. The address of the Issuer’s principal executive office is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China. The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Ordinary Shares, are listed on the New York Stock Exchange under the symbol “ISS.”

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) and (f)

This Schedule 13D is filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons and the Everbright 13D Reporting Persons (as defined below) may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of their relationships described in Item 2 and the agreements described in Item 4 below and each Reporting Person may be deemed to beneficially own (i) the total of 106,924,541 Ordinary Shares beneficially owned by all the Reporting Persons and (ii) the total of 36,731,389 Ordinary Shares held by CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited (the “Everbright Entities”, together with their affiliates filing an amendment to their Schedule 13D on the same date as this Schedule 13D, the “Everbright 13D Reporting Persons”). Each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares directly or indirectly held by the other Reporting Persons or the Everbright 13D Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons or the Everbright 13D Reporting Persons. This Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares directly or indirectly held by the other Reporting Persons, the Everbright 13D Reporting Persons or any other person or is a member of a group with the other Reporting Persons, the Everbright 13D Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k). The Reporting Persons assume no responsibility for information contained in the Schedules 13D filed by the Everbright 13D Reporting Persons.

Mr. Tianwen Liu (“Mr. Liu”) is the chairman of the board of directors and the chief executive officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors and chief executive officer of the Issuer. Mr. Liu holds certain Ordinary Shares indirectly through (i) Tekventure Limited, in which Mr. Liu owns 84.5% of the outstanding shares, with the remaining shares owned by Yan Zhou, Junhe Che, Qiang Peng and Li Wang, and (ii) Colossal Win Limited, which is wholly owned by Mr. Liu. Each of Tekventure Limited and Colossal Win Limited is a British Virgin Islands company, and Mr. Liu is the sole director of each of Tekventure Limited and Colossal Win Limited. The business address of Mr. Liu is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Yong Feng (“Mr. Feng”) is a director and the Chief Operating Officer of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is a director and officer of the Issuer. Mr. Feng holds certain Ordinary Shares indirectly through United Innovation (China) Limited and High Flier Limited, each of which is a British Virgin Islands company and wholly owned by Mr. Feng. Mr. Feng is the sole director of each of United Innovation (China) Limited and High Flier Limited. The business address of Mr. Feng is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Xiaosong Zhang (“Mr. Zhang”) is the Chief Financial Officer of the Issuer. He is a citizen of the United States and his principal occupation is an officer of the Issuer. Mr. Zhang holds certain Ordinary Shares indirectly through Yield Lead Limited, a British Virgin Islands company. Mr. Zhang owns 100% of the outstanding shares of Yield Lead Limited and he is the sole director of Yield Lead Limited. The business address of Mr. Zhang is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Junhe Che (“Mr. Che”) is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Issuer. Mr. Che holds certain Ordinary Shares indirectly through Jolly Thrive Limited. Mr. Che owns 100% of the outstanding shares of Jolly Thrive Limited and he is the sole director of Jolly Thrive Limited. The business address of Mr. Che is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Ying Huang is the executive vice president of the Issuer. He is a citizen of the United States and his principal occupation is an officer of the Issuer. The business address of Mr. Ying Huang is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Qiang Peng (“Mr. Peng”) is the executive vice president of the Issuer. He is a citizen of the United States and his principal occupation is an officer of the Issuer. The business address of Mr. Peng is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Ms. Li Wang (“Ms. Wang”) is the executive vice president of the Issuer. She is a citizen of the People’s Republic of China and her principal occupation is an officer of the Issuer. Ms. Wang holds certain Ordinary Shares indirectly through Prolific Splednor Limited. Ms. Wang owns 100% of the outstanding shares of Prolific Splednor Limited and she is the sole director of Prolific Splednor Limited. The business address of Ms. Wang is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Xiaohui Zhu (“Mr. Zhu”) is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Issuer. The business address of Mr. Zhu is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Yen-wen Kang (“Mr. Kang”) is the executive vice president of the Issuer. He is a citizen of Taiwan, Republic of China and his principal occupation is an officer of the Issuer. The business address of Mr. Kang is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Li Huang is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Issuer. The business address of Mr. Li Huang is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Miao Du (“Mr. Du”) is the executive vice president of the Issuer. He is a citizen of the People’s Republic of China and his principal occupation is an officer of the Issuer. The business address of Mr. Du is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Ms. Yan Zhou (“Ms. Zhou”) is the vice president of the Issuer. She is a citizen of People’s Republic of China and her principal occupation is an officer of the Issuer. The business address of Ms. Zhou is East Bldg. 16, Courtyard #10, Xibeiwang East Road, Haidian District, Beijing 100193, the People’s Republic of China.

Mr. Benson Tam (“Mr. Tam”) is a citizen of the United Kingdom and his principal occupation is the Chairman of Venturous Group, the principal business of which is conducting investment activities. The address of the principal office of Venturous Group and the business address of Mr. Tam is Suite 3400, Pacific Placement Apartment, 88 Queensway, Hong Kong.

Mr. Jiadong Qu (“Mr. Qu”) is a citizen of Singapore and his principal occupation is the chairman of Tecpark Development Co., Ltd. The principal business of Tecpark Development Co., Ltd. is industrial park development in China. Mr. Qu holds the Ordinary Shares indirectly through BENO Group Limited, a British Virgin Islands company wholly owned by Mr. Qu. Mr. Qu is the sole director of BENO Group Limited. The business address of Mr. Qu and the address of the principal office of each of BENO Group Limited and Tecpark Development Co., Ltd. is Room 804, Building A, JuanShiTianDi Mansion, West Wangjing Road, Beijing, the People’s Republic of China.

Jinyuan Development (Hong Kong) Company Limited (“Jinyuan HK”) is a company incorporated under the laws of the Hong Kong Special Administrative Region. Jinyuan HK is an investment holding company, and the address of its principal office is Flat/RM A 4/F, China Overseas Building, 139 Hennessy Road, Wan Chai, Hong Kong Special Administrative Region. The name, principal occupation or employment, business address and citizenship of each director of Jinyuan HK are set forth in Schedule I attached hereto and incorporated herein by reference. Jinyuan HK has no executive officer.

Jinyuan HK is wholly owned by Wuxi Jinyuan Industry Investment & Development Co. Ltd. (“Wuxi Jinyuan”). The principal business of Wuxi Jinyuan is conducting investment activities and providing financing and investment advisory services (other than for securities and futures) and the address of its principal office is No. 801-2410, Hongqiao Road, Wuxi City, People’s Republic of China. Wuxi Jinyuan is owned as to 38% by the Supply and Sale Cooperative of Binhu District of Wuxi City and 62% by the Economic Development Corporation Management Committee of Binhu District of Wuxi City, both of which are in turn controlled by Wuxi City Binhu District Assets Management Committee, an instrumentality of the People’s Government of Binhu District of Wuxi City to supervise and manage the assets of Binhu District of Wuxi City. The name, principal occupation or employment, business address and citizenship of each director and executive officer of Wuxi Jinyuan are set forth in Schedule II attached hereto and incorporated herein by reference.

The principal business of each of Tekventure Limited, Colossal Win Limited, Yield Lead Limited, United Innovation (China) Limited, High Flier Limited, Jolly Thrive Limited, Prolific Splednor Limited, Fair Honest Technology Limited, Delight View Trading Limited and BENO Group Limited is acting as an investment holding company.

The address of the principal office of each of Tekventure Limited, Colossal Win Limited, Yield Lead Limited, United Innovation (China) Limited, High Flier Limited, Jolly Thrive Limited, Prolific Splednor Limited, Fair Honest Technology Limited and Delight View Trading Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(d) – (e)	During the five years preceding the date of this filing, none of the Reporting Persons (or, to the knowledge of Jinyuan HK or Wuxi Jinyuan, its directors and officers as listed on Schedule I or Schedule II hereto, as the case may be) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Items 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Except for Benson Tam, who acquired an aggregate of 5,160,670 Ordinary Shares from Fidelity Asia Ventures Fund L.P., Fidelity Asia Principals Fund L.P. and Asia Ventures II L.P. on June 28, 2011, the Ordinary Shares held by the relevant Reporting Persons were initially acquired either through the reorganization prior to the Issuer’s initial public offering in December 2010 or under the employee equity incentive plans of the Issuer.

No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Persons for such purpose.

ITEM 4	PURPOSE OF TRANSACTION

The Ordinary Shares currently owned by the Reporting Persons were originally acquired for investment purposes.

Merger Agreement

On April 18, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with New iSoftStone Holdings Limited (“Parent”), a BVI business company with limited liability incorporated under the laws of the British Virgin Islands, and New iSoftStone Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Ordinary Share (including Ordinary Shares represented by ADSs) that is issued and outstanding immediately prior to the effective time (other than (i) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Holdco (as defined below), Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Holdco, Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company share awards, (iii) Rollover Shares (as defined below) and (iv) dissenting Shares, (i), (ii), (iii) and (iv) collectively, “Excluded Shares”) shall be canceled and cease to exist, in exchange for the right to receive $0.57 in cash without interest. Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the effective time (other than dissenting shares) shall be cancelled and cease to exist without any conversion or consideration. Each dissenting share that is issued and outstanding immediately prior to the effective time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such dissenting share as determined by applicable law of the Cayman Islands.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and convene an extraordinary general meeting of the Company shareholders for purposes of passing resolutions to authorize and approve the Merger Agreement, the Plan of Merger and the Merger. The Merger Agreement also requires the Issuer to carry on its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the effective time. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The Merger and other transactions contemplated by the Merger Agreement will be funded by certain amount of cash of the Company and funds obtained pursuant to the Support Agreement, the Equity Commitment Letters, the Debt Commitment Letter and the SBLC Undertaking Letter (each as described below).

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by affirmative vote of Company shareholders representing two-thirds (2/3) or more of the Ordinary Shares (including Ordinary Shares represented by ADSs) present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company shareholders. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, Mr. Liu, Mr. Zhang, Mr. Feng, Mr. Che, Mr. Ying Huang, Mr. Peng, Mr. Zhu, Mr. Kang, Ms. Wang, Mr. Li Huang, Mr. Du, Ms. Zhou, BENO Group Limited, Jinyuan HK, Mr. Tam and the Everbright Entities (the “Rollover Shareholders”) and New Tekventure Limited (“Holdco”), a business company with limited liability incorporated under the laws of the British Virgin Islands, entered into a support agreement (the “Support Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Support Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement. Immediately prior to the closing of the Merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Holdco shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of par value in cash, the number of ordinary shares of Holdco set forth in the Support Agreement.

Each Rollover Shareholder further agreed to, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance of such actions, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Support Agreement. Subject to applicable laws, each Rollover Shareholder irrevocably appoints Holdco and any designee of Holdco as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

In addition, from the date of the Support Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, through any derivative transaction that involves any Rollover Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Support Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Support Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Support Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Support Agreement will terminate immediately upon the valid termination of the Merger Agreement.

Equity Commitment Letters

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, each of China Special Opportunities Fund III, LP (the “Investor”) and Mr. Liu entered into a commitment letter (the “Equity Commitment Letters”) with Holdco, respectively, pursuant to which each of the Investor and Mr. Liu committed, subject to the terms and conditions set forth therein, to subscribe for (or cause to be subscribed for), at or immediately prior to the closing of the Merger, equity securities of Holdco and to pay (or cause to be paid) to Holdco in immediately available funds an aggregate purchase price in cash equal to $109,500,000 and $23,000,000, respectively, subject to adjustment set forth in the Equity Commitment Letters, which will be applied to (i) fund (or cause to be funded through Parent or Merger Sub) a portion of the aggregate Merger consideration required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement and (ii) pay (or cause to be paid through Parent or Merger Sub) related fees and expenses incurred by Parent in connection thereto.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, the Everbright Entities and Mr. Tianwen Liu (each, a “Guarantor”) entered into a limited guarantee (the “Limited Guarantee”) in favor of the Issuer, pursuant to which each Guarantor irrevocably and unconditionally, severally but not jointly, guaranteed to the Company, on the terms and subject to the conditions therein, the due and punctual payment, performance and discharge of its respective guaranteed percentage of the payment obligations of Parent to the Issuer under the Merger Agreement (the “Parent Fee Obligations”) and the indemnification and reimbursement obligations of Parent under the Merger Agreement (the “Financing and Enforcement Expense Obligations”) as and when due, provided, that in no event shall a Guarantor’s liability under the Limited Guarantee exceed an amount equal to its guaranteed percentage of (i) the Parent Fee Obligations, plus (ii) the Financing and Enforcement Expense Obligations, minus (iii) any portion of the guaranteed obligations actually paid by Parent or Merger Sub in accordance with the terms of the Limited Guarantee and under the Merger Agreement.

The Limited Guarantee will terminate until the earliest of (i) the effective time and (ii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Issuer has not presented a bona fide written claim for payment of any Guarantor obligation to such Guarantor by such date; provided, that, if the Issuer has presented such a bona fide written claim by such date, the Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties to the Limited Guarantee or pursuant to the Limited Guarantee.

Debt Commitment Letter and SBLC Undertaking Letter

In connection with the transactions contemplated by the Merger Agreement, on April 18, 2014, China Merchants Bank, Hong Kong Branch (“CMB HK”) issued a commitment letter (the “Debt Commitment Letter”), which was acknowledged by Parent, and pursuant to the Debt Commitment Letter, CMB HK agreed to, subject to certain conditions, arrange and underwrite $130,000,000 in the aggregate of debt financing to Parent to consummate the Merger, which will be secured by, among other things, a standby letter of credit to be issued by China Merchants Bank Co., Ltd., Shenzhen Branch. On April 18, 2014, China Merchants Bank Co., Ltd., Shenzhen Shangbu Branch issued an Undertaking to Issue Standby Letter of Credit (the “SBLC Undertaking Letter”) to Parent in connection with the issuance of such standby letter of credit.

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

The descriptions of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter, which have been filed as Exhibits 7.02 through 7.08, respectively, and are incorporated herein by this reference.

None of the Issuer or any of the Reporting Persons is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, none of the Reporting Persons currently has no plans or proposals that relate to or would result in any matters listed in Items 4 of Schedule 13D. The Reporting Persons reserves their right to change their plans and intentions in connection with any of the actions discussed in this item 4, including, among others, the purchase price and the financing arrangement for the Merger. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	As of the date hereof, Mr. Liu beneficially owns, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 61,908,034 Ordinary Shares, comprising (i) 3,708,034 Ordinary Shares, including 3,005,417 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Liu, (ii) 53,250,000 Ordinary Shares held by Tekventure Limited, and (iii) 4,950,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Colossal Win Limited, which Ordinary Shares in (i), (ii) and (iii) together represent 10.35% of the outstanding Ordinary Shares. In addition, Mr. Liu holds, directly and indirectly through Colossal Win Limited, certain unvested options representing 13,834,583 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Feng beneficially owns, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 18,209,252 Ordinary Shares, comprising (i) 1,132,574 Ordinary Shares, including 778,384 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Feng, (ii) 16,076,678 Ordinary Shares held by United Innovation (China) Limited, and (iii) 1,000,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by High Flier Limited, which Ordinary Shares in (i), (ii) and (iii) together represent 3.04% of the outstanding Ordinary Shares. In addition, Mr. Feng holds, directly and indirectly through High Flier Limited, certain unvested options representing 2,150,986 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Zhang beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 910,079 Ordinary Shares, including 712,759 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.15% of the outstanding Ordinary Shares. In addition, Mr. Zhang holds, directly and indirectly through Yield Lead Limited, certain unvested options and RSUs representing 6,199,866 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Che beneficially owns, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 1,365,882 Ordinary Shares, comprising (i) 595,882 Ordinary Shares, including 381,332 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Che, and (ii) 770,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Jolly Thrive Limited, which Ordinary Shares in (i) and (ii) together represent 0.23% of the outstanding Ordinary Shares. In addition, Mr. Che holds, directly and indirectly through Jolly Thrive Limited, certain unvested options representing 2,155,338 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Ying Huang beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 2,461,763 Ordinary Shares, including 984,600 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.41% of the outstanding Ordinary Shares. In addition, Mr. Ying Huang holds certain unvested options and RSUs representing 2,215,470 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Peng beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 1,156,405 Ordinary Shares, including 999,975 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.19% of the outstanding Ordinary Shares. In addition, Mr. Peng holds certain unvested options and RSUs representing 1,546,675 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Ms. Wang beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 299,502 Ordinary Shares, including 205,152 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.05% of the outstanding Ordinary Shares. In addition, Ms. Wang holds, directly and indirectly through Prolific Splednor Limited, certain unvested options representing 776,138 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Zhu beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 318,879 Ordinary Shares, including 187,179 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.05% of the outstanding Ordinary Shares. In addition, Mr. Zhu holds certain unvested options representing 1,175,061 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Kang beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 698,675 Ordinary Shares, including 514,172 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.12% of the outstanding Ordinary Shares. In addition, Mr. Kang holds certain unvested options representing 542,148 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Li Huang beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 1,017,492 Ordinary Shares, including 696,068 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, which represent 0.17% of the outstanding Ordinary Shares. In addition, Mr. Li Huang holds certain unvested options representing 270,853 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Du beneficially owns, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 4,818,981 Ordinary Shares, comprising (i) 318,981 Ordinary Shares, including 129,981 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Du, and (ii) 4,500,000 Ordinary Shares held by Fair Honest Technology Limited, which Ordinary Shares in (i) and (ii) collectively represent 0.81% of the outstanding Ordinary Shares. In addition, Mr. Du holds certain unvested options representing 155,359 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Ms. Zhou beneficially owns, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 323,444 Ordinary Shares, comprising (i) 173,444 Ordinary Shares, including 79,314 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Ms. Zhou, and (ii) 150,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Delight View Trading Limited, which Ordinary Shares in (i) and (ii) collectively represent 0.05% of the outstanding Ordinary Shares. In addition, Ms. Zhou holds, directly and indirectly through Delight View Trading Limited, certain unvested options and RSUs representing 289,426 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Tam beneficially owns and directly holds, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons, 5,235,670 Ordinary Shares, which represent 0.88% of the outstanding Ordinary Shares. In addition, Mr. Tam holds certain unvested RSUs representing 75,000 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

As of the date hereof, Mr. Qu beneficially owns 4,427,700 Ordinary Shares, or 0.74% of the outstanding Ordinary Shares, directly held by BENO Group Limited, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons.

As of the date hereof, Wuxi Jinyuan beneficially owns 3,772,783 Ordinary Shares, or 0.63% of the outstanding Ordinary Shares, directly held by Jinyuan HK, excluding the Ordinary Shares held by the other Reporting Persons and the Everbright 13D Reporting Persons.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons may be deemed, by reason of their relationship described in Item 2 and the agreements described in Item 4 above, to beneficially own the (i) total of 106,924,541 Ordinary Shares beneficially owned by all the Reporting Persons, and (ii) the total of 36,731,389 Ordinary Shares beneficially owned by the Everbright 13D Reporting Persons, which together constitute approximately 24.02% of the outstanding Ordinary Shares of the Issuer.

The above disclosure of percentage information is based on a total of 598,049,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 26, 2013 and (ii) 15,544,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

(c)	None of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Schedule 13D.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPSWITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Merger Agreement, the Support Agreement, the Equity Commitment Letters, the Limited Guarantee, the Debt Commitment Letter and the SBLC Undertaking Letter under Item 4 is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of April 21, 2014.

Exhibit 7.02:	Agreement and Plan of Merger by and among New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited and iSoftStone Holdings Limited, dated as of April 18, 2014.

Exhibit 7.03:	Support Agreement by and among New Tekventure Limited and certain shareholders of iSoftStone Holdings Limited listed therein, dated as of April 18, 2014.

Exhibit 7.04:	Commitment Letter by and between China Special Opportunities Fund III, LP and New Tekventure Limited, dated as of April 18, 2014.

Exhibit 7.05:	Commitment Letter by and between Tianwen Liu and New Tekventure Limited, dated as of April 18, 2014.

Exhibit 7.06:	Limited Guarantee by Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited and Tianwen Liu, in favor of iSoftStone Holdings Limited, dated as of April 18, 2014.

Exhibit 7.07:	Commitment Letter by and between China Merchants Bank, Hong Kong Branch and New iSoftStone Holdings Limited, dated as of April 18, 2014.

Exhibit 7.08:	An Undertaking to Issue Standby Letter of Credit issued by China Merchants Bank Co., Ltd., Shenzhen Shangbu Branch, dated as of April 18, 2014.

Exhibit 7.09:	Power of Attorney granted by each of the Reporting Persons in favor of Tianwen Liu, dated as of April 21, 2014.

SCHEDULE I

DIRECTORS

OF JINYUAN DEVELOPMENT (HONG KONG) COMPANY LIMITED

The names, principal occupations, business addresses and citizenships of the directors of Jinyuan HK are set forth below.

Name	Title in Jinyuan HK	Principal Occupations	Business Address	Citizenship
Yongtao Zhao	Director	Director of Jinyuan HK and Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Chun Zhou	Director	Director of Jinyuan HK and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Jun Hua	Director	Director of Wuxi City Binhu District Finance Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Zhizhong Han	Director	Director of Wuxi City Binhu District Commerce Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Weilun Wang	Director	Director of Wuxi City Binhu District Economic and Information Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

SCHEDULE II

EXECUTIVE OFFICERS AND DIRECTORS

OF WUXI JINYUAN INDUSTRY INVESTMENT & DEVELOPMENT CO. LTD.

The names, principal occupations, business addresses and citizenships of the directors and executive officers of Wuxi Jinyuan are set forth below.

Name	Title in Wuxi Jinyuan	Principal Occupations	Business Address	Citizenship
Yongtao Zhao	Chairman of the board of directors	Director of Jinyuan HK and Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Jiangang Yu	Director	Vice president of Wuxi City Binhu District City Investment & Development Company*	Floor 23, No. 879, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Chun Zhou	Director, General Manager	Director of Jinyuan HK, and director and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Guorong Cheng	Director, Deputy General Manager	Director and officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Zhong Tian	Director	Deputy director of Wuxi City Binhu District Finance Bureau	No. 500, Jincheng West Street, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Jianjun Zhong	Deputy General Manager	Officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Zhigang Hua	Deputy General Manager and Supervisor	Officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

Lei Wang	Associate General Manager	Officer of Wuxi Jinyuan	No. 801-2410, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China	People’s Republic of China

*	The Principal business of Wuxi City Binhu District City Investment & Development Company is investment in urban construction projects, and design of public infrastructure projects, and its address is Floor 23, No. 879, Hongqiao Road, Wuxi City, Jiangsu Province, People’s Republic of China.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014

Tianwen Liu

By:	/s/ Tianwen Liu

Yong Feng

By:	/s/ Yong Feng

Xiaosong Zhang

By:	/s/ Xiaosong Zhang

Junhe Che

By:	/s/ Junhe Che

Ying Huang

By:	/s/ Ying Huang

Qiang Peng

By:	/s/ Qiang Peng

Li Wang

By:	/s/ Li Wang

Xiaohui Zhu

By:	/s/ Xiaohui Zhu

Yen-wen Kang

By:	/s/ Yen-wen Kang

Li Huang

By:	/s/ Li Huang

Miao Du

By:	/s/ Miao Du

Yan Zhou

By:	/s/ Yan Zhou

Benson Tam

By:	/s/ Benson Tam

Jiadong Qu

By:	/s/ Jiadong Qu

BENO Group Limited

By:	/s/ Jiadong Qu
	Name:	Jiadong Qu
	Title:	Director

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Chun Zhou
	Name:	Chun Zhou
	Title:	Director

WUXI Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Chun Zhou
	Name:	Chun Zhou
	Title:	General Manager